Exhibit 99.14

Deloitte.	Deloitte Touche Tohmatsu
Av. Pres. Wilson, 231
22° e 25° andares
20030-905 - Rio de Janeiro - RJ
Brasil

Tel.: +55 (21) 3981-0500
Fax: +55 (21) 3981-0600
www.deloitte.com.br

INDEPENDENT AUDITORS’ REPORT

To the stockholders and Board of Directors of

Valesul Alumínio S.A.

1.	We have audited the accompanying balance sheet of Valesul Alumínio S.A. (the Company) as of December 31, 2003, and the related statements of income, changes in stockholders’ equity and comprehensive income/loss and cash flows for the year ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

2.	We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3.	In our opinion, the financial statements referred to in paragraph (1) present fairly, in all material respects, the financial position of Valesul Alumínio S.A. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

4.	The financial statements as of December 31, 2002 and 2001, were audited by other independent accountants, whose report, dated January 7, 2003, stated that they were not aware of any material modifications that should be made to those statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte Touche Tohmatsu

Rio de Janeiro, Brazil, January 12, 2004